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                            EXHIBIT 11


      INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

             Computation of Earnings per Common Share
                           (unaudited)

             (in thousands, except per share amounts)

                                                  THREE MONTHS ENDED
                                                  ------------------
                                                  June 2,     May 27,
                                                    2001        2000
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
Average shares of common stock outstanding        18,762      18,736
Dilutive Potential Common Shares                     210          23
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Total adjusted average shares                     18,972      18,759
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Net earnings applicable to common stock           $2,086      $4,750
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Earnings per share of common stock:
  Basic                                           $  .11      $  .25
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  Diluted                                         $  .11      $  .25
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


Basic earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the period.